Filed Pursuant to Rule 424(b)(3)

File No. 333-262668

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated May 11, 2022)

CEPTON, INC.

138,431,899 Shares of Common Stock
5,175,000 Warrants to Purchase Shares of Common Stock
13,800,000 Shares of Common Stock Underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 11, 2022 (as supplemented prior to the date hereof, the “Prospectus”), related to the offer and sale from time to time by the Selling Securityholders of up to 138,431,899 shares of our common stock, 5,175,000 warrants to purchase shares of common stock and 5,175,000 shares of common stock that are issuable upon the exercise of the warrants, consisting of:

•	up to 122,903,551 Consideration Shares;
•	up to 5,265,848 Option Shares;
•	up to 5,950,000 PIPE Shares;
•	up to 4,312,500 Founder Shares;
•	up to 5,175,000 Private Placement Warrants; and
•	5,175,000 Private Warrant Shares.

The Prospectus also relates to the issuance by us of up to 13,800,000 Warrant Shares comprised of 8,625,000 Public Warrant Shares and 5,175,000 Private Warrant Shares.

On June 22, 2022, we filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement to update and supplement the Prospectus with the information contained in the Current Report.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock and Public Warrants are listed on the Nasdaq Capital Market under the symbols “CPTN” and “CPTNW,” respectively. As of June 21, 2022, the closing price of our common stock and warrants was $1.30 and $0.1698, respectively.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS AND PART II, ITEM 1A OF OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2022.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 22, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 20, 2022

CEPTON, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39959	27-2447291
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 West Trimble Road

San Jose, CA 95131

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 408-459-7579

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common stock, par value $0.00001 per share	CPTN	The Nasdaq Capital Market
Redeemable warrants, exercisable for common stock at an exercise price of $11.50 per share, subject to adjustment	CPTNW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On June 20, 2022, Cepton Technologies, Inc. (“Cepton Technologies”), a wholly owned subsidiary of Cepton, Inc., a Delaware corporation (the “Company”), entered into a second amendment (the “Second Amendment”) to the loan and security agreement, dated as of January 4, 2022, between Cepton Technologies and Trinity Capital Inc. (“Trinity”) (as amended, the “Trinity Loan Agreement”), which provides for a loan of up to $25.0 million (the “Trinity Loan”).

Under the Trinity Loan Agreement, Cepton Technologies may request up to two additional advances, each equal to $7.5 million, or a single additional advance, equal to $15.0 million, under the Trinity Loan prior to July 1, 2022 (the “commitment termination date”). The Second Amendment, among other things, extends the commitment termination date from July 1, 2022 to January 1, 2023. Except as modified by the Second Amendment, the existing terms of the Trinity Loan Agreement remain in effect.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the Second Amendment, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Second Amendment to the Trinity Loan Agreement, dated as of June 20, 2022, entered into by Cepton Technologies and Trinity
104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEPTON, INC.

Date: June 22, 2022	By:	/s/ Jun Pei
	Name:	Jun Pei
	Title:	President and Chief Executive Officer

2

Exhibit 10.1

Execution Version

SECOND AMENDMENT TO LOAN AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Amendment”), dated as of June 20, 2022 (the “Second Amendment Effective Date”), is made among CEPTON TECHNOLOGIES, INC., a Delaware corporation (“Borrower”) and TRINITY CAPITAL INC., a Maryland corporation (“Lender”).

Borrower and Lender are parties to a Loan and Security Agreement dated as of January 4, 2022, as amended by the First Amendment to the Loan and Security Agreement dated as of May 5, 2022 (as may be further amended, restated or modified from time to time, collectively, the “Loan and Security Agreement”). Borrower and Lender hereby agree to certain amendments to the Loan and Security Agreement and other applicable Loan Documents, subject to the terms and conditions hereof.

AGREEMENTS

SECTION 1 Definitions; Interpretation.

(a) Defined Terms. All capitalized terms used in this Amendment (including in the recitals above) and not otherwise defined herein shall have the meanings assigned to them in the Loan and Security Agreement.

(b) Interpretation. The rules of interpretation set forth in Article 1 of the Loan and Security Agreement shall be applicable to this Amendment and are incorporated herein by this reference.

SECTION 2 Amendments to the Loan and Security Agreement.

(a) The Loan and Security Agreement shall be amended as follows effective as of the Second Amendment Effective Date:

(i) New Definitions. The following definitions are added to Article 1 of the Loan and Security Agreement in its proper alphabetical order:

“Second Amendment” means this Amendment.

“Second Amendment Effective Date” means June 20, 2022.

(ii) Amended and Restated Definitions. The following definitions are hereby amended and/or deleted as follows:

“Commitment Termination Date” means January 1, 2023

“Loan Documents” means this Agreement, the First Amendment, the Second Amendment, the Notes (if any), the Warrant, the Participation Rights Agreement, every Account Control Agreement, any intercreditor agreement, subordination agreement, pledge agreement, the First Amended and Restated Pledge Agreement, and mortgage, any landlord waivers and bailee waivers, the Amended and Restated Perfection Certificate, each Compliance Certificate, each Loan Payment Request Form and every other document evidencing, securing or relating to the Loans, in each case as amended, amended and restated, supplemented or otherwise modified from time to time.

(b) Each reference in the Loan and Security Agreement to “this Agreement” and the words “hereof,” “herein,” “hereunder,” or words of like import, shall mean and be a reference to the Loan and Security Agreement as amended by this Amendment.

SECTION 3 Conditions of Effectiveness. The effectiveness of this Amendment shall be subject to and conditioned upon the determination by Lender, in Lender’s sole discretion and satisfaction, that Borrower has executed and/or delivered, or caused to be executed and/or delivered, each of the following:

(a) Borrower and Lender shall have executed and delivered this Amendment, dated as of the date hereof, in form and substance reasonably satisfactory in Lender’s discretion.

(b) Borrower shall have paid all Lender’s Expenses and all other fees, costs, and expenses, if any, invoiced on or prior to the Second Amendment Effective Date.

SECTION 4 Representations and Warranties. To induce Lender to enter into this Amendment, Borrower hereby confirms, as of the date hereof after giving effect to this Amendment, (a) that the representations and warranties made by Borrower in Article 4 of the Loan and Security Agreement and in the other Loan Documents are true and correct in all material respects with respect to the Borrower; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; (b) that there has not been and there does not exist a Material Adverse Change; and (c) other than as updated on Exhibit A attached hereto, the information included in the Perfection Certificate delivered to Lender on the First Amendment Effective Date are true and correct in all material respects. For the purposes of this Section 4, (i) each reference in Articles 3 and 4 of the Loan and Security Agreement to “this Agreement,” and the words “hereof,” “herein,” “hereunder,” or words of like import in such Section, shall mean and be a reference to the Loan and Security Agreement as amended by this Amendment, and (ii) any representations and warranties which relate solely to an earlier date shall not be deemed confirmed and restated as of the date hereof (provided that such representations and warranties shall be true, correct and complete as of such earlier date).

SECTION 5 Miscellaneous.

(a) Loan Documents Otherwise Not Affected; Reaffirmation. Except as expressly amended pursuant hereto or referenced or provided herein, the Loan and Security Agreement and the other Loan Documents shall remain unchanged and in full force and effect and are hereby ratified and confirmed in all respects. Lender’s execution and delivery of, or acceptance of, this Amendment shall not be deemed to create a course of dealing or otherwise create any express or implied duty by Lender to provide any other or further amendments, consents or waivers in the future. The Borrower hereby reaffirms the grant of security under Article 3 of the Loan and Security Agreement and hereby reaffirms that such grant of security in the Collateral secures all Obligations under the Loan and Security Agreement.

(b) Release. In consideration of the agreements of Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower, on behalf of themselves and their successors, assigns, and other legal representatives, hereby fully, absolutely, unconditionally and irrevocably releases, remises and forever discharges Lender, and its successors and assigns, and its present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Lender and all such other persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever of every name and nature, both at law and in equity, which Borrower, or any of its successors, assigns, or other legal representatives may now own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment, for or on account of, or in relation to, or in any way in connection with the Loan Agreement, or any of the other Loan Documents or transactions thereunder or related thereto. Borrower understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above. For the avoidance of doubt, the release set forth above shall not release Lender from its ongoing obligations under the Loan Documents.

(c) No Reliance. The Borrower hereby acknowledges and confirms to Lender that the Borrower is executing this Amendment on the basis of its own investigation and for its own reasons without reliance upon any agreement, representation, understanding or communication by or on behalf of any other Person.

(d) Costs and Expenses. The Borrower agrees to pay to Lender within ten (10) days of the date of Lender’s invoice all Lender’s Expenses, and any other fees, costs, or expenses, if any, to the extent not paid pursuant to Section 3(b) above.

(e) Binding Effect. This Amendment binds and is for the benefit of the successors and permitted assigns of each party.

(f) Governing Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAWS OTHER THAN THE LAWS OF THE STATE OF CALIFORNIA).

(g) Complete Agreement; Amendments. This Amendment and the other Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements with respect to such subject matter. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Amendment and the Loan Documents merge into this Amendment and the Loan Documents.

(h) Severability of Provisions. Each provision of this Amendment is severable from every other provision in determining the enforceability of any provision.

(i) Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Amendment. Delivery of an executed counterpart of a signature page of this Amendment by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

(j) Waiver. Lender hereby waives all Events of Default, including under clauses (b) and (d) of the definition thereof, that may have arisen as a result of (i) the failure to disclose Borrower’s ownership interest in Cepton Technologies Holdings as of the Closing Date, including in the Perfection Certificate and Schedule I to the Pledge Agreement, (ii) the maintenance of Borrower’s Investment in Cepton Technologies Holdings as of the Closing Date, (iii) the failure to pledge Borrower’s ownership interests in Cepton Technologies Holdings under the Pledge Agreement as of the Closing Date, or the (iv) the failure to satisfy any notice obligations in connection with the foregoing.

(SIGNATURES ON NEXT PAGE)

IN WITNESS WHEREOF, the parties hereto have duly executed this Second Amendment, as of the date first above written.

LENDER:

By: TRINITY CAPITAL INC.,

a Maryland corporation

By:	/s/ Sarah Stanton
Name:	Sarah Stanton
Its:	General Counsel and General Compliance Officer

BORROWER:

CEPTON TECHNOLOGIES, INC.,

a Delaware corporation

By:	/s/ Jun Pei
Name:	Jun Pei
Its:	President and Chief Executive Officer

[Signature Page to Second Amendment]

EXHIBIT A

Updates to the Perfection Certificate

NONE

[Signature Page to Second Amendment]